SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quiksilver, Inc.

Registration Statement on Form S-4

Filed August 27, 2013

File No. 333-190842

Dear Mr. Reynolds:

On behalf of Quiksilver, Inc., a Delaware corporation (the “Company”), we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “Commission”), Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), including exhibits, for filing under the Securities Act of 1933, as amended, which we have marked to show changes from the initial filing of the Registration Statement filed with the Commission on August 27, 2013.

The changes reflected in the Amendment include those made in response to the comment (the “Comment”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of September 10, 2013 (the “Comment Letter”). The Amendment also includes other changes that are intended to update and clarify the information contained therein.

Mr. John Reynolds

Securities and Exchange Commission

October 4, 2013

Page - 2 -

Set forth below is our response to the Comment. For the convenience of the Staff, we have restated in this letter the Comment. Capitalized terms used but not defined herein have the meanings given to them in Exhibit 5.2 to the Amendment.

Exhibit 5.1

1. We note your legal opinion contains broad assumptions on page 6. Please note that it is improper to assume away the subject matter of the opinion. For instance, we note, non-exclusively, that you assume “each Issuer and each Guarantor has the corporate power and authority to execute, deliver and perform” its obligations under the indenture. As another non-exclusive example, you assume that the agreements constitute valid and binding obligations. Please see Staff Legal Bulletin No. 19 (October 14, 2011) at the following website: http://www.sec.gov/interps/legal/cfslb19.htm. Please revise accordingly.

We have revised our opinion, which was originally filed as Exhibit 5.1 to the Registration Statement, and has been re-issued and re-filed on the date hereof as Exhibit 5.2 to the Amendment, to remove the qualifications in paragraphs (d) and (e) on page 5 of Exhibit 5.1 and the assumptions in paragraphs (a) and (b) on page 6 of Exhibit 5.1, and to edit the qualification in paragraph (c) on page 5 of Exhibit 5.1 and the assumptions in paragraphs (c) and (d) on page 6 of Exhibit 5.1, in each case, as follows in order to tailor such qualification and assumptions more particularly to our opinion:

(c) ~~except to the extent expressly stated in the opinions contained herein with respect to the Issuers and the Guarantors,~~ we have assumed that each of the Transaction Agreements to which the Trustee or an Initial Purchaser is a party constitutes the valid and binding obligation of ~~each~~such party to such Transaction Agreement, enforceable against such party in accordance with its terms;

…

(~~c~~a) neither the execution and delivery by each Issuer or each Guarantor of the Transaction Agreements to which such Issuer or Guarantor is a party nor the consummation by such Issuer or Guarantor of the transactions contemplated thereby, including the issuance and exchange of the Exchange ~~Note Securities: (i) conflicts or will conflict with the articles or certificate of incorporation, as applicable, or bylaws of such Issuer or Guarantor, (ii~~Notes: (i) constitutes or will constitute a violation of, or a default under, any lease, indenture, instrument or other agreement to which such Issuer or Guarantor or its property is subject (except that we do not make the assumption set forth in this clause (i) with respect to those agreements and instruments which are listed in Part II of the Registration Statement), (~~iii~~ii) contravenes or will contravene any order or decree of any governmental authority to which such Issuer or Guarantor or its property is subject~~,~~ (~~iv~~except that we do not make the assumption set forth in this clause (ii) with respect to the Opined on Law), or (iii) violates or will violate any law, rule or regulation to which such Issuer or Guarantor or its property is subject (except that we do not make the assumption set forth in this clause (iii) with respect to the Opined on Law); and

Mr. John Reynolds

Securities and Exchange Commission

October 4, 2013

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(~~d~~b) neither the execution and delivery by each Issuer or each Guarantor of the Transaction Agreements to which such Issuer or Guarantor is a party nor the consummation by such Issuer or Guarantor of the transactions contemplated thereby, including the issuance and exchange of the Exchange ~~Note Securities~~Notes, requires or will require the consent, approval, licensing or authorization of, or any filing, recording or registration with, any governmental authority under any law, rule or regulation of any jurisdiction (except that we do not make the assumption set forth in this paragraph (b) with respect to the Opined on Law).

On behalf of the Company, we hereby acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (213) 687-5527 if you have any questions or need any additional information.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko

cc:	Quiksilver, Inc.

Charles S. Exon

Richard Shields